MARKWEST ENERGY PARTNERS, L.P.

1515 Arapahoe Street

Tower 1, Suite 1600

Denver, Colorado 80202

November 17, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:          MarkWest Energy Partners, L.P.

Registration Statement on Form S-3
Filed October 10, 2014
File No. 333-199280

Ladies and Gentlemen:

Set forth below are the responses of MarkWest Energy Partners, L.P. (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 7, 2014, with respect to the Registration Statement on Form S-3, File No. 333-199280, filed with the Commission on October 10, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise specified.

Registration Statement on Form S-3

General

1.                                      As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2013. To the extent any comments related to our review of your Form 10-K apply to disclosure in your Form S-3, please make corresponding revisions to all affected disclosure. Moreover, insofar as you are required to incorporate by reference to the Form 10-K, please note that we will not be in a position to accelerate the effectiveness of your Form S-3 until all outstanding issues related to the review of your Form 10-K have been resolved.

RESPONSE:         We acknowledge the Staff’s comment.  We believe we have resolved all outstanding Staff comments relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, or alternatively, have agreed with the Staff regarding prospective revisions to certain of our disclosures.  We have taken other appropriate action in response to such comments, including filing an amendment to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

Signatures, page II-6

2.                                      Note that Form S-3 requires the registrant to certify that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3. Please revise this section of your filing accordingly.

RESPONSE:         We acknowledge the Staff’s comment and concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 which satisfies the certification requirements of Form S-3.

*              *              *              *              *

In responding to the foregoing Staff comments, the Partnership acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (303) 925-9210 or Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

MARKWEST ENERGY GP, L.L.C.

By:	/s/ Nancy K. Buese
Name:	Nancy K. Buese
Title:	Executive Vice President, Chief Financial Officer

Enclosures

cc:           Alan Beck (Vinson & Elkins L.L.P.)